AMERICAN LEISURE HOLDINGS, INC.
2460 Sand Lake Road
Orlando, Florida 32809
   Tel: (407) 251-2240

  March 16, 2007

Joshua S. Forgione
Assistant Chief Accountant
U.S. Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549-0303

RE:	American Leisure Holdings, Inc.
   Form 10-KSB for the fiscal year ended December 31, 2005
   Filed March 31, 2006
   File No. 333-48312

Dear Mr. Forgione:

Please find responses to your specific comments below set forth in the order in which they were presented in your comment letter:

Form 10-KSB for the year ended December 31, 2005

General

1.
In response to several of our comments you indicate that you have revised your disclosure in response to our comments. Since you have not yet filed an amendment to incorporate these revisions, please understand that we will need to review such revisions and may have further comment.

Answer: We understand you have not reviewed our disclosures and you may have further comments.

Consolidated Statements of Cash Flows, page F-4

2.
We read your response to comment 5. The roll forward of the amounts disclosed in your financial statements and in your response related to beginning of the year unpaid interest, interest expense incurred and total interest paid during the year do not reconcile with the amount of unpaid interest at December 31, 2005. Please clarify whether total interest paid, as reported in our statements of cash flows, excludes $2.2 million of capitalized interest which was also paid during the year. If so, please revise to include such amount in your disclosure of total interest paid or further explain to us why such amount is properly excluded.

Answer: See recap of interest expense paid, capitalized and unpaid below:

Unpaid 12/31/03	$1,615,800
Interest expense recorded - 2004	299,404
Interest paid - 2004	(1,052,308)
Unpaid 12/31/04	862,896
Interest expense recorded - 2005	1,387,815
Interest paid - 2005	(1,010,308)
Unpaid 12/31/05	$1,240,403

Total interest cost incurred - 2005	$3,586,668
Less: capitalized interest	(2,198,853)
Interest expense recorded	1,387,815
Plus: amortization of deferred financing	1,929,218
Interest expense - 2005	$3,317,033

Total interest cost incurred- 2004	$1,797,308
Less: capitalized interest	(1,497,904)
Interest expense recorded	299,404
Plus: amortization of deferred financing	437,394
Interest expense - 2004	$736,798

Note 4 - Acquisitions, page F-14

3.
Please provide us with an analysis of AWT’s rights and obligations under the management agreement and what rights and obligations you have retained as a result of the management agreements. In your response, please also address the following items:

a) Please clarify whether this arrangement is representative of a franchise arrangement whereby you receive a fee from AWT in exchange for AWT’s use of the TraveLeader brand name. If so, please explain to us how this fee is computed and the amount of franchise fee income recognized in your consolidated financial statements.

b) To the extent of AWT manages your operations of the TraveLeaders business, please confirm to us that you are consolidating the operations of the entire TraveLeaders business. In this regard, please explain to us why you are not consolidating the gross revenues and expenses of the TraveLeaders business. In your response, please tell us the amount of income and expense recognized in your financial statements. Please cite the relevant accounting literature that supports your accounting.

Answer:  AWT's rights and obligations under the management agreement are as follows:

(a)	AWT ("Manager") will supervise, direct and control the management and operation of the business.
(b)	Manager will perform each of the following functions:

i.	Recruit, employ, supervise, direct and discharge the employees of the business.
ii.	Establish prices, rates and charges for services provided by the business.
iii.	Establish and revise policies for revenue and expenses for the purchasing of supplies and services, and for the control of credit and verify the procedures are operating in a sound manner.
iv.	Make payments on accounts payable and handle collection of accounts receivable.
v.	Supervise public relations ad advertising.
vi.	Deliver monthly and annual accountings and be available for discussions regarding the operations and results of operations of the business.
vii.	Keep in force all necessary licenses and permits in Manager's name to operate the business.

(c)	The operations are under the control of manager.
(d)	Manager will abide by all laws and legal requirements.
(e)	Employees will be employed by manager.

The Company's rights and obligations under the management agreement are as follows: (i) the Company has retained the right to inspect the books and records of Manager, and (ii) the Company has no financial or legal obligations with respect to the AWT operations, except to pay Manager a monthly management fee equal to 10% of earnings before interest, taxes, depreciation and amortization.

Both parties have the right to cancel the management agreement with 30 days notice.

We believe this arrangement is analogous to a franchise arrangement in that we receive a fee for the operations of our assets. We record revenues based on the net earnings of the TraveLeaders operations. The operating assets and assumed debt are recorded in our wholly owned subsidiary American Leisure Equities Corporation; therefore, we record interest and depreciation expense on its books. We record amounts paid to AWT as management fees in cost of revenues.

We consolidate all assets acquired and liabilities assumed; however, we do not consolidate the gross revenue and expenses of the TraveLeaders business for the following reasons:

(1)	We do not have the legal right to receive the fees that are processed through the ARC network, thus we entered into management agreement.
(2)	We don’t receive any fees from the customers of the TraveLeaders operations.
(3)	The employees are AWT's employees and are paid by AWT.
(4)	The operating expenses incurred in the operations of the TraveLeaders operations are initiated, recorded and paid by AWT on their books and records.

We recognized revenue of approximately $973,000 and management fees of approximately $97,300 for the year ended December 31, 2005.

We don’t believe the gross receipts from the TraveLeaders operations that are received by AWT meet the definition of revenue for our wholly owned subsidiary per the guidance provided in paragraphs 79 and 87 of the Statement of Financial Accounting Concepts No. 6. We believe amounts due from AWT to us meet the definition of revenue based on SFAC No. 6 and paragraph 14 of SFAS 45.

4.
Your response to prior comment 9 indicates that the acquired set includes employees, however, your response to comment 12 states that AWT hires its own employees that operate TraveLeaders. Your response to our initial comment indicated that TraveLeaders is a brand name and not an entity. Please respond to this comment by reconciling these statements and provide us with a clear view as to what was included in the acquired set from AWT, what services are performed by AWT under the management agreement and the nature of your continuing involvement with the TraveLeaders business from the date of acquisition through the date ALEC began operating the business.

Answer: In our prior response we inadvertently put employees acquired in Step 1. At the time of the acquisition (December 31, 2004), we did not acquire any employees.  We acquired long-lived assets, intellecual property and the ability to obtain access to necessary materials and rights.   When we acquired the licenses in 2006, we did acquire employees. During the period AWT managed the TraveLeaders operations, no AWT employee was the legal or financial responsibility of the Company.

We review the results of operations and financial condition of the TraveLeaders operations with management of AWT on a monthly basis.

We have advanced monies (at our discretion) to AWT based on their capital needs while they were managing the TraveLeaders operations.

5.
We read your response to prior comment 15. Based on your disclosure and responses to our prior comments, it is our understanding that you do not actually operate the business being conducted under the TraveLeaders tradename but rather receive a fee from AWT in exchange for allowing their use of the tradename, similar to that of a franchisor/franchisee relationship. As such, please provide us with a sufficiently detailed analysis as to how you considered each of the criteria in paragraph 17 of SFAS 131 in determining the similar economic characteristics based on your use of the TraveLeader tradename and the remaining businesses included in the Travel segment.

Answer: Here is our analysis of the Travel segment using the criteria of paragraph 17 of SFAS 131 which supports our aggregation of these 2 operations:

SFAS 131 par. 17 criteria	Hickory Travel Services	TraveLeaders
a. nature of the products and services	HTS sells travel products & management (travel accommodations, i.e., hotels, cars, airplanes, cruises, trains and pick-up and drop-off)	Same and coordinates conferences, meetings, corporate events for corporate clients
b. nature of production process	Production is performed by agent employees and independent agents	Same
c. type of class or customer for their products and services	Individuals, families, and corporate clients	Same
d. method used to distribute their products or provide their service	Services provided by agent employees and independent agents	Same
e. regulatory environment	Licensed by states as travel management company, airline reporting corporation (arc) regulates transactions as a clearing house	Same

We believe that HTS and TraveLeaders can be aggregated based on the serives they provide.  The only difference between HTS and TraveLeaders is TraveLeaders provides one additional service to corporate clients.

6.
Your response to prior comment 16 indicates that the fair values of the TraveLeaders’ business exceeded the carrying amount. Paragraph 27(b) of SFAS 142 requires that the fair value of the reporting unit, which you have already represented is at the travel segment level, must exceed the carrying amount by a substantial margin. Please clarify at what level you performed your impairment assessment.

Answer: We performed our impairment assessment at the reporting segment level. The fair value did exceed the carrying value by a substantial margin.

7.
Notwithstanding our comments above, please provide us with your analysis which supports that the fair value of the reporting unit exceeds the carrying amount of the reporting unit by a substantial margin. Refer to paragraph 27(b) of SFAS 142.

Answer: The valuation performed as of December 31, 2004 used the following forecasts:

Forecasted Income Statement Items in (000's)	2005	2006	2007	2008	2009
Revenue	$21,906	$22,814	$24,491	$26,368	$28,552
Operating expenses	17,937	18,055	18,472	19,305	20,188
EBITDA	3,969	4,760	6,020	7,085	8,364

The valuation determined the value of $16,000,000 based on an income approach valuation of $17,000,000 and a market valuation of $15,000,000. The goodwill of approximately $4,085,000 was based on an adjusted purchase price of $9,000,000 as disclosed in Note 4, thus the fair value exceeds the carrying value by a substantial margin.

The actual revenue for the TraveLeaders operations for 2005 was approximately $20,707,000 and EBITDA of approximately $974,000, thus we believe the valuation would still support a valuation well in excess of our carrying value.

Note 8 - Investment in Senior Secured Notes, page F-18

8.
Your response to prior comment 17 indicates that in December 2004 you still estimated collection on the notes in excess of their carrying value. Based on your response to comments 17 - 19 we understand that you now consider the CNG Note to be that of a contingent obligation that is contingent on your receipt of the proceeds under the note receivable from AWT. Please clarify how you evaluated the collectablilty of the note receivable from AWT at December 31, 2005 and further describe the change in circumstances during 2006 that led to your determination that the entire amount recorded as of December 31, 2006 was uncollectible. Refer to paragraphs 22-23 of SFAS 5.

Answer: As of December 31, 2005, AWT was managing our assets and received approximately $974,000 for their services. They were also  in negotiations to purchase a resort hotel in the Bahamas. Based on their contract with us and their other endeavors, we believed AWT had the ability to make payments to us. During August 2006, we canceled our management agreement with AWT. Then in early 2007 we were notified that their bid for the resort hotel in the Bahamas was not accepted.  Based on the loss of management contract and no other significant operations,  we determined AWT’s ability to make payments on their debt was impaired and consequently, we wrote off our receivable. We considered paragraphs 22 and 23 of SFAS 5 in determining the collectibility of the AWT receivable.

9.
We have reviewed your response to prior comment 19. We note that the CNG note is a 5 year note originally entered into in February 2004. Please clarify to us how the terms of the note provide for the expiration of the term (i.e. what happens in February 2009 if the CNG is still unpaid). In this regard, please tell us and revise your disclosure to describe the rights of CNG as a creditor in this arrangement in the event you and AWT are unable to pay under the terms provided in the arrangement.

Answer: The is no obligation under the CNG Note unless and until we collect on the notes owed by AWT to us. The maturity date is insignificant and unless we collect on the senior secured notes due us, we are under no obligation to remit amounts due to CNG.

Warrants, page F-23

10.
We read your response to comment 23. Throughout your response and revised disclosure we note that “the Company authorized the issuance of warrants” but it is not clear whether these warrants were actually issued. Please revise to disclose whether the referenced warrants were actually issued, as indicated for all other issuances during the year.

Answer: We have revised our disclosure and removed “the Company authorized the issuance of warrants” and used language that expresses the issuance of warrants.

11.
Your response to comment 25 indicates that the maximum number of common shares that you could be required to issue upon the conversion of your preferred stock is 10,760,793. Paragraph 19 pf EITF 00-19 requires you to compare (1) the number of current authorized but unissued shares, less the maximum number of shares that could be required to be delivered during the contract period under existing commitments with (2) the maximum number of shares that could be required to be delivered under share settlement of the contract. As requested in comment 22, please further explain to us how the conversion price resets to the extent the market price of your common stock falls below $1.00 per share and provide hypothetical examples for each of your series of convertible preferred stock. In your response, please also clarify how you calculated and determined, including a description of all assumptions used, that the maximum number of shares that you could be required to delivery under your convertible preferred stock instruments during the entire contract period is limited to 10.8 million shares.

Answer: We have deleted the reference to the conversion price reset since the reset results in no change to the conversion amount as governed by the paragraph below:

Per section 4 (k) of the Series A Preferred Stock Designation “Adjustment for Common Stock Price Below $1.00. In the event that the average Market Price of the Common Stock for any thirty (30) consecutive Trading Days is below $1.00 and the Market Price of the Common Stock remains below $1.00 through the Trading Day immediately prior to the Conversion Date, then the Conversion Rate shall be the lower of (i) the Liquidation Value divided by the average Market Price of the Common Stock for the ten (10) consecutive Trading Days immediately prior to the Conversion Date, and (ii) the Conversion Price as determined under Section 4, excluding this Section 4(k)”

Thus, when the market price falls below $1.00 the conversion price resets; however,  the conversion rate is the lower of (i) and (ii) excluding Section 4(k) and the conversion rate will remain 10 to 1 in the event the market price falls below $1.

The following is a table to show the maximum and minimum conversion amounts:

Series	Outstanding shares	Liquidation	Maximum shares at conversion	Minimum shares at conversion	Market price at maximum conversion	Market price at minimum conversion
A	1,000,000	$10	10	10	n/a	n/a
B	2,825	$100	20	12.5	$5	$8
C	27,189	$100	20	12.5	$5	$8
E	24,101	$100	6.66	No floor	$15	$15

Any price below the market price at maximum conversion will result in a maximum conversion ratio or liquidation value divided by market price or (100 / 5 = 20). Any price above the minimum conversion will result in a minimum conversion ratio. Here is the calculation of total common shares to be issued upon maximum conversion rations of preferred shares outstanding at December 31, 2005:

Series	Outstanding shares	Maximum conversion	Maximum common shares
A	1,000,000	10	10,000,000
B	2,825	20	56,500
C	27,189	20	543,780
E	24,101	6.66	160,513
			10,760,793

12.
Your response to comment 25 indicates that the warrants issued to Stanford International Bank Ltd. include registration rights. Please discuss the registration rights agreement in the footnotes and clearly outline its requirements and the related damages that may be incurred. Discuss the amount of damages incurred to date, the potential amount of damages possible under the contract, whether any cap exists to limit such damages, and the details of the investors’ option to have such damages settled in shares. Disclose the amount of damages accrued in the accompanying financial statements, if any, and specify the line items where the damages have been reported.

Answer: We have revised our disclosure to discuss the registration rights agreement in the footnotes and the potential damages in additional warrants as follows:

“Registration Rights Agreement

In December 2005, in connection with the issuance of 693,000 warrants issued in connection with a financing, we entered into a registration rights agreement. We agreed to file with the Securities and Exchange Commission, within 180 days from the date of notice, a registration statement on Form S-1 or SB-2.

The Company is required to maintain effectiveness until all shares can be issued and outstanding, sold or can be sold under Rule 144.

In the event of default, no registration statement is declared effective or becomes not effective, the Company will pay liquidating damages equal to 10% of the original warrants issued per quarter in warrants. The Company believes this liquidating damages charge can apply to a maximum of 2 quarters. The liquidating damages will not result in any cash payments to the holders of the warrants.

As of December 31, 2005 and the date of this filing, the Company has not received notice from the holders of the warrants to file a registration statement.”

Form 10-QSB for the period ended June 30, 2006

Note E - Related Party Transactions, page 9

13.	We reviewed your response to comment 29 and reissue our prior comment in its entirety.

Answer: We have revised our financial statements to record the sale of CLM effective June 30, 3006 and to record the sale as discontinued operations. We added Note K - Reclassifications and Restatements describing the transaction.

Please feel free to contact the undersigned if you have any questions regarding the aforementioned responses to you comments.

Very truly yours,

/s/ Malcolm J. Wright

Malcolm J. Wright
Chief Executive Officer